Filed Pursuant to Rule 253(g)(2)

File No. 024-12352

SUPPLEMENT NO. 5 DATED AUGUST 5, 2025

MASTERWORKS VAULT 5, LLC

This Supplement No. 5 dated August 5, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 5, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on November 3, 2023, as amended by Amendment No. 1 filed on February 15, 2024, Post-Qualification Amendment No. 1 filed on April 5, 2024, Post-Qualification Amendment No. 2 filed on April 11, 2024, Post-Qualification Amendment No. 3 filed on May 20, 2024, Post-Qualification Amendment No. 4 filed on June 20, 2024, Post-Qualification Amendment No. 5 filed on June 27, 2024, Post-Qualification Amendment No. 6 filed on August 15, 2024, Post-Qualification Amendment No. 7 filed on September 30, 2024, Post-Qualification Amendment No. 8 filed on October 8, 2024, Post-Qualification Amendment No. 9 filed on November 22, 2024, Post-Qualification Amendment No. 10 filed on December 31, 2024, Post-Qualification Amendment No. 11 filed on February 21, 2025, Post-Qualification Amendment No. 12 filed on March 5, 2025, Post-Qualification Amendment No. 13 filed on March 13, 2025, Post-Qualification Amendment No. 15 filed on April 8, 2025, Amendment No. 4 filed on May 2, 2025, Post-Qualification Amendment No. 16 filed on May 15, 2025 and Post-Qualification Amendment No. 17 filed on July 1, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Jean-Michel Basquiat	0.96
Frank Bowling	N/A
Hans Hofmann	0.15
Jacqueline Humphries	N/A
Yayoi Kusama	1.07
Kerry James Marshall	N/A
Joan Mitchell	1.12
Elizabeth Peyton	1.03
Pierre Soulages	0.55
Alma Thomas	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Jean-Michel Basquiat	28.2%	$4,560	November 2, 1984	$110,487,500	June 30, 2025
Frank Bowling	26.3%	$382	February 10, 1992	$938,022	June 30, 2025
Hans Hofmann	10.3%	$156,000	May 9, 1984	$8,844,500	June 30, 2025
Jacqueline Humphries	20.8%	$1,870	February 22, 1993	$843,750	June 30, 2025
Yayoi Kusama	23.0%	$12,000	October 9, 1992	$10,496,000	June 30, 2025
Kerry James Marshall	32.2%	$96,000	March 16, 2006	$21,114,500	June 30, 2025
Joan Mitchell	17.9%	$33,600	May 9, 1984	$29,160,000	June 30, 2025
Elizabeth Peyton	25.7%	$7,200	November 17, 1999	$2,543,784	June 30, 2025
Pierre Soulages	19.0%	$14,725	December 4, 1983	$20,141,700	June 30, 2025
Alma Thomas	20.2%	$20,400	December 14, 1996	$3,922,000	June 30, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Jean-Michel Basquiat	16.7%	103	May 8, 1996	May 14, 2025
Frank Bowling	N/A	N/A	N/A	N/A
Hans Hofmann	2.8%	24	November 20, 1996	February 27, 2025
Jacqueline Humphries	N/A	N/A	N/A	N/A
Yayoi Kusama	20.3%	195	March 11, 1998	May 27, 2025
Kerry James Marshall	N/A	N/A	N/A	N/A
Joan Mitchell	15.7%	53	May 7, 1997	May 16, 2025
Elizabeth Peyton	8.5%	17	May 17, 2000	June 26, 2025
Pierre Soulages	12.9%	33	May 9, 1996	October 18, 2024
Alma Thomas	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Jean-Michel Basquiat	Mature
Frank Bowling	Emerging
Hans Hofmann	Mature
Jacqueline Humphries	Speculative
Yayoi Kusama	Mature
Kerry James Marshall	Established
Joan Mitchell	Mature
Elizabeth Peyton	Emerging
Pierre Soulages	Mature
Alma Thomas	Established